**ANNUAL REPORT**

**Sagoon Inc.**

**1980 Teasel Ct.**
**Woodbridge, VA 22192**
**www.sagoon.com**



In this Annual Report the term "Sagoon", "we", "us", "our", or "the company" refers to Sagoon Inc. and our subsidiaries on a consolidated basis.

The company, having offered and sold Class C Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2019.  A copy of this report may be found on the company's website at www.sagoon.com/annualreports.

The company inadvertently failed to file this Form C-AR when required due to an oversight while preparing its annual report under Regulation A. We are filing this report now to restore compliance with Regulation Crowdfunding.

**FORWARD-LOOKING STATEMENTS**

**This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.**

**Business**

Sagoon is a social commerce platform that helps people to build their social connection and to make their social connection more meaningful, productive and secure with its social path: **CONNECT – SHARE – EARN.**

Sagoon's mission is to change the way people use and interact on social media today. Sagoon plans to be a pioneer in monetizing social media, enabling users to earn financial rewards while connecting with others and sharing personal experiences.

We call Sagoon a "*social movement*" – CONNECT – SHARE – EARN

> **CONNECT:** Sagoon wants people to go beyond simply connecting and instead to build meaningful and productive relationships.

> **SHARE:** Sagoon's aim is to enrich the quality of interactions with friends and loved ones. Users can share knowledge and experience as a form of image, videos and texts.

> **EARN:** Sagoon wants to share its earnings with its users. Users spending time with Sagoon should learn, enjoy, and eventually earn cash rewards.

> **We aim to be "Social Gifting" company**
> We believe reinventing the concept of social gifting would improve the relationships of people.

While Sagoon has not yet generated any revenues and there can be no assurance that we will generate revenues in the future, Sagoon has been used by more than 3,000,000 people across the globe. The largest number of our users is in India, followed by Nepal and the United States. We believe we will continue to gain more users internationally.

Supported by popular news and media in Nepal and India, we have received extensive media coverage. We currently have approximately 16 full-time employees based in the United States, India and Nepal. The company's operations and finance are managed in the United States, technical development is done in India and marketing is carried out from Nepal.

**The Problem**

We have found most of today's social networks are built around a time-consuming networking concept. We believe, this makes millions of lives unnecessarily complicated. All too often, we have seen our "friends" on social media appearing to enjoy an expensive and exciting lifestyle. In the end, this doesn't usually provide a solution to our needs; instead, it creates envy and social isolation.

As a result, many people are searching for new ways to engage with real friends and create more meaningful relationships, while spending their time productively. Sagoon aims to change the way people use and interact on social media, with an online shopping and gifting feature.

Features include:

- Story sharing

- Mood Talk

- Private Messaging

- Scheduling

- Social Shopping/Gifting

At present, Sagoon is used by people of all ages. The primary product allows for the building of social connections and the sharing of stories, both publicly and privately. Additionally, it provides for the organization of daily tasks and schedules and the ability to "chat" seamlessly through MoodTalk. The current features are available on Android iOS and Web.

**Features Currently Available on the Android Platform:**

**My Day** – this feature has a section that highlights your current location whenever you log into Sagoon; in addition, local time and weather reports help travelers to plan their day.

- ☐ Share Schedule – a tool for scheduling meetings and creating timetables; this can be shared with co-workers and family members so that your spouse, for example, can know where you are without wasting time or money texting or phoning.

- ☐ Share To-Do List – an online tool to help track your projects, tasks and chores – again this can be shared with partners, family members, etc.

- ☐ Send Reminder – a useful online tool for those of us who tend to forget tasks or appointments.

**Share Story**– a messaging service with a 220-character limit. Users can post messages as 'Open Secrets," allowing all contacts to view, like or dislike, or post secretly with a private message that will vanish after it has been read.

**MoodTalk** – an online "chat" tool that helps you to communicate using "moods" (happy, sad, sick, awesome, etc.), letting your moods do the talking while you chat. Chats also vanish automatically after 24 hours.

**Features Currently Available on the Android, iOS and Web Platform:**

**Sagoon Lite -** Sagoon Lite is a simple way to capture and share world's hidden stories.
People express FREELY by sharing their interests, experiences, knowledge and moments: what's happening around you every day?

The Sagoon Lite app is small, so it saves data on your phone, loads swiftly and runs efficiently on all connections including 2G and 3G networks.

**Social Smart Card**
The Social Smart Card is a digital card for all the shopping and gifting needs of users. It will allow Sagoon users to earn money while shopping, redeeming coupons and gifting their loved ones.

**Why We Believe Sagoon is a Game Changer**
We believe that Sagoon's platform will be a pioneer in its field with the innovative idea that users can make social connections while also sharing personal stories and earning money. Once users sign up, they will receive a "digital Smart Card" that allows users to redeem coupons, give gifts, and also earn financial rewards.

**The Market**
We are global. Our first target markets include the United States and South Asia. The United States and South Asia have 1.1 billion internet and social media users. India, by contrast, has up to 627 million internet and social media users.

The United States and India have a combined $300 billion gifting and advertising markets. During 2017 the United States generated $41 billion from ad revenue in the social network advertising space. By contrast, during 2016 $31 billion worth of digital coupons was sold in the U.S. and $14 billion was sold in India. The total digital gift card volume is projected to reach $750 billion in the U.S. by 2024 and $14 billion in India by 2024.

**Technology**
Sagoon's technology eliminates many barriers that exist in traditional methods of computing and therefore makes its process faster and less expensive. Sagoon was developed based on the latest technology and plans to use semantic technology and Natural Language Process, Machine Learning, Artificial Intelligent and Blockchain methods in future. We believe utilizing the aforementioned technology will result in significant savings in energy costs and data security.

**Key People**
Govinda Giri, founder of Sagoon, has more than 15 years of experience in Information Technology Enterprise Solutions, working with both the U.S. government and with private companies. Giri runs the company and as "chief architect" at Sagoon builds products and core technology.

Swati Dayal, co-founder, has more than eight years of experience working in the web and mobile space, and carries out the day-to-day work of Sagoon India, a private limited company wholly owned by Sagoon Inc.

In addition, Sagoon currently employs a key management team and approximately 16 full time employees, in India, US and Nepal. The management team continues to hire software developers and engineers and management to scale the business as needed.

**Marketing and Advertising**
At this time, our marketing efforts are minimal due to budgetary constraints. Currently, we reach out to potential users through social media campaigns, published news articles and content marketing.

Sagoon intends to accept advertising by the end of 2020. We believe that this creates a spin cycle of positive outcomes: advertising attracts more users; an increased number of users attracts more advertising; and more advertising produces more revenue that is then shared by users.

**Property**

During December 2016, Sagoon entered into a non-cancelable operating lease agreement to lease office space in India. We received the first 5 months free, thus, accrued rent of $0 and $9,627 is recorded as of December 31, 2019 and 2018, respectively.

The company leases other office space for its operations under leases which have terms of one year or less. Rent expense for the years ended December 31, 2019 and 2018 was $39,088 and $89,018, respectively.

**DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES**

The directors, executive officers and significant employees of the company as of December 31, 2019 are as follows:

| Name | Position | Age | Term of Office | Full or part time |
|---|---|---|---|---|
| **Executive Officers:** | | | | |
| Govinda Giri | Chief Executive Officer | 52 | 9/2013 to present | Full |
| Swati Dayal | Chief Operations Officer | 31 | 9/2013 to present | Full |
| Kabindra Sitoula | Chief Marketing Officer | 50 | 7/2014 to present | Full |
| | | | | |
| **Directors:** | | | | |
| Govinda Giri | Director | 52 | 9/2013 to present | Full |

**GOVINDA GIRI, FOUNDER AND CEO**

Govinda Giri - the founder and CEO of Sagoon has studied Economic and Computer Science from Nepal and United States. He has more than 20 years of working experience in management and IT solutions. Prior to launching Sagoon, he had worked for L3 Communication at Pentagon for 11 plus years as an IT support engineer in the Department of Army, Pentagon. In September 2013, he quit his job and started developing the social commerce platform, which became Sagoon.

At Sagoon, Mr. Giri is responsible for deciding the overall direction of the company and product strategy. His expertise in network design and development of communication tools allows him to fulfill his role of "chief architect" at Sagoon. Additionally, he manages the service and development of Sagoon's core technology and infrastructure.

Mr. Giri is a Cisco-certified network professional and a Microsoft-certified system engineer, who holds a provisional patent for Random Vector Model Information Relation Method, a core technology developed to resolve computing problems. He has received many awards and accolades due to his contributions to the IT sector.

Born and raised in Nepal, Giri has been based in Washington, DC for over 25 years.

**SWATI DAYAL, CO-FOUNDER**

Swati Dayal- Co-founder of Sagoon, has over eight years of experience in web and mobile product design and development. Prior to joining Sagoon in 2014, she worked at Sparx Technologies (located in Noida, India) as a Senior UI/UX designer for Mobile and Web for more than 5 years. Ms. Dayal is Product and Operations Head at Sagoon, and is responsible for developing innovative products; managing operational systems; strategic planning, process and policy; and the successful delivery of the company's goals and objectives.

**KABIN SITOULA, CO-FOUNDER**

Kabin Sitoula- Co-founder of Sagoon brings over 20 years of experience in finance and marketing in the private sector to his role as Sagoon's community outreach specialist. Prior to joining Sagoon in 2014, Mr. Sitoula worked at Premier Financial Alliance as the qualified field director for more than 4 years. At Sagoon, he is responsible for building market strategies, and raising funds and awareness among the members of the local community. He currently works part-time with the company and is also a self-employed realtor and insurance agent.

**DR. SATYAM PRIYADARSHY, ADVISOR**

Dr. Satyam Priyadarshy, Ph.D., MBA served as Chief Technology Officer of RKA Enterprises LLC. Dr. Priyadarshy serves as Advisor of VendorStack, Inc. Dr. Priyadarshy has over 20 years of technology expertise and extensive business acumen. Before joining Foodem.com, he served as Chief Knowledge Officer of Network Solutions, LLC. He had Network Solutions a wealth of expertise including strategic, business, and technology consulting. He also co-founded RKR Group, Inc. He has 9+ years of experience at the leading Internet company (AOL) in various roles. In his last role, he was the co-founder of AOL Research Labs, in the office of the CTO. He has held many academic positions in different continents He held various positions including Senior Research Scientist among others at AOL, a unit of Time Warner, as well as multiple scientific positions at Rutgers, University of Pittsburgh, and The University of Sydney, Australia. He is an adjunct professor at the George Mason University School of Management and serves on the board of

India International School, a non-profit organization engaged in enhancing the ancient cultural values of India. He has authored over 30 research papers and his research work has been profiled in many magazines. Dr. Priyadarshy received his MBA from the Pamplin School of Business at Virginia Tech and his Ph.D. from Indian Institute of Technology (IIT), Powai, Bombay (now Mumbai).

**SARA HANKS, LEGAL ADVISOR**
Ms. Hanks is the co-chair of SEC Advisory Committee on small & emerging companies. Formerly an SEC attorney and general counsel to the US Congressional Oversight Panel on TARP. Currently, Sara is the CEO of CrowdCheck, Inc. she has held this position since 2011.

**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS**

Since inception the company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the company. For loans provided to the company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand.

During the year ended December 31, 2016, the company received $90,000 in proceeds, for which $15,000 in repayments have been made, which have interest rates varying from 8-12% per annum and maturing at various times in 2017. The remaining proceeds received in 2016 were non-interest bearing. As of December 31, 2018, and 2017, principal amounts due to the Chief Executive Officer and shareholders under the loans were $269,797 and $259,797 respectively. For the non-interest-bearing loans, the company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the years ended December 31, 2018 and 2017, the company recorded imputed interest expense related to these loans of $14,784 and $22,158, respectively. Interest expense for the years ended December 31, 2018 and 2017 was $4,400 and $4,800, respectively, with $15,200 and $10,800 in accrued interest due as of December 31, 2018 and 2017, respectively.

The company leases office space for its operations under a lease, which has a term of one year or less. Rent expense for the years ended December 31, 2019 and 2018 was $39,088 and $89,018, respectively. During 2019 and 2018, the company paid $2,000 and $12,000 respectively, to its Chief Executive Officer for rent.

**RISK FACTORS**

The SEC requires Sagoon to identify risks that are specific to its business and its financial condition. Sagoon is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

### *The Company Has a Limited Operating History*
The company has a limited operating history and there can be no assurance that the company's proposed plan of business can be developed in the manner contemplated. If it cannot be, investors may lose all or a substantial part of their investment. The company's present business and planned business are speculative, and in the earliest stages of development, and subject to numerous risks and uncertainties. The development of the company's services has already encountered delays. There is no guarantee that the company will ever realize any significant operating revenues or that its operations ever will be profitable. The audited financial statements of the company include a "going concern" paragraph that notes that there is substantial doubt about our ability to continue as a going concern.

### *The Company Has Limited Tangible Assets and Its Continued Operation Requires Funding*
The company has limited tangible assets and its continued operation requires funding, even beyond the Maximum Offering amount. The company currently has only minimal assets, which is unlikely to be enough to bring the company to profitable operations. Further fundraising is likely to be necessary in order to make the company's business plan viable. Any such fundraising (whether by future offerings of equity or debt securities, or by borrowing money) may be on terms that are better than the terms currently offered to investors.

### *The Company Is Dependent on Its Management, Founders and Sponsors to Execute the Business Plan*
Sagoon is dependent on its management, founders and sponsors to execute the business plan. The success of the company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The company's operations and viability will be also dependent on its management team including Govinda Giri, the company's CEO. The company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the company and its business.

### *The Company Faces Significant Competition*

We will face significant competition in the United States, India, and in all countries and markets. The company will be in direct competition with both new companies and existing companies that provide similar services, some of which currently hold a dominant position in the market. Some or all of these companies will have far more financial resources, a more established track record and more experience in the business than the company and there can be no assurance that we will be able to successfully compete.

### *The Company Has Incurred and Intends To Incur Debt*

The company has incurred and intends to incur additional debt in connection with opening its business. Complying with obligations under such indebtedness may have a material adverse effect on the company and on your investment, especially if we are obligated to repay debt when with funds that could be used building out our operations.

### *The Company Faces Development and Business Risks*

We will be subject to the risks generally incident to the ownership and operation of a business engaged in the operation of online business, including without limitation, fluctuations in the cost of improving and changing technology, other materials and services and the availability of financing for the company's activities, inability to timely deliver completed products or services to customers, risk of rejection of products or services from customers, possible theft of trade secrets and/or unauthorized use of the products or services, possible trademark or patent infringement claims, both as to liability and the cost of defense of the same, and loss of or inability to attract key personnel, general and local economic conditions, the supply and demand for products and services similar to those of the company, and laws, regulations and taxes, all of which are matters beyond the company's control, may have a material adverse effect upon the value of the company and upon the ability of the company to operate profitably. There is no assurance that the company's efforts to profitably operate and develop its business will be successful. Companies, particularly new ones, frequently fail. If that should occur, investors in the company stand to lose their entire investment.

### *The Company Relies on Third-Party Developers for Development of the Company's Technology*

The company's technology development is provided by third-party contractors. We currently utilize the services of one contractor. Should this contractor not fulfil its obligations to Sagoon we may be required to find another contractor to pick up where our current contractor left off. In the belief of management, it would not be difficult to find a new contractor for technology development, however, our short term financial results could be negatively affected if we are required to change technology developers without sufficient notice.

### *Our Ability to Measure New and Active Users is Limited*

We utilize third-party analytics tools to distinguish new users, first time users logging on to a Sagoon application, (the "New User(s)") and active users, how much time a user spends on a Sagoon application, (the "Active User(s)"). These analytics tools may return inaccurate or limited information in the following circumstances: (1) recording bot and spam traffic; (2) accurately recording time on site; (3) user of browsers blocking cookies; and (4) not customized for Sagoon, limiting our ability to again additional insights into user needs, preferences, and interests.

### *The Company's Expenses Could Increase Without a Corresponding Increase in Revenues*

The company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to:

- increases in the rate of inflation;

- increases in taxes and other statutory charges;

- changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies;

- significant increases in insurance premiums;

- increases in borrowing costs; and

- unexpected increases in costs of supplies, goods, equipment or distribution.

We could also be affected by an increase in the cost of labor, utilities, internet and computer related expenses, and other expenses. The company may not be able to increase its revenues to offset these increased costs without suffering reduced revenues and operating profit, and this could have an adverse effect on your investment.

### *We May Be Unable to Maintain and Enhance Product Image*

It is important that the company maintains and enhances the image of its existing and new products. The image and reputation of the company's products may be impacted for various reasons, many of which may be beyond the company's control. Such concerns, even when unsubstantiated, could be harmful to the company's image and the reputation of its products. The company may become subject to lawsuits from customers and demanding payments from the company. These claims may not be covered by whatever insurance policies the company has in place at the time. Any resulting litigation could be costly for the company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the company's business, results of operations, and financial condition. Any negative publicity generated as a result of customer complaints about the company's products could damage the company's reputation and diminish the value of the company's brand, which could have a material adverse effect on the company's business, results of operations, and financial condition, as well as your investment.

### *If We Are Unable To Protect Effectively Our Intellectual Property, We May Not Be Able To Operate Our Business, Which Would Impair Our Ability To Compete*

With respect to intellectual property that the company owns or will own in the future, our success will depend on our ability to obtain and maintain meaningful intellectual property protection for any such intellectual property. The names and/or logos of company brands (whether owned by the company or licensed to us) may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the company for its brands. Similarly, domains owned and used by the company may be challenged by others who contest the ability of the company to use the domain name or URL. Patents obtained by the company could be subject to challenge, and property that should be patented by the company but is not could lead to legal and financial issues that could have a material adverse effect on the company's financial results as well as your investment.

### *We Could Suffer Computer, Website or Information System Breakdown*

Computer, website and/or information system breakdowns as well as cyber security attacks could impair our ability to service our users, leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the company's financial results as well as your investment.

### *Changes in the Economy Could Have a Detrimental Impact*

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the company's revenue.  It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend and may adversely affect our users' confidence and willingness to spend on gifting and shopping.  Any of such events or occurrences could have a material adverse effect on the company's financial results and on your investment.

### *We May Experience Regulatory and Legal Hurdles*

The operation of an international online social media and e-commerce business could be subject to regulatory and legal hurdles. Any unanticipated delay or unexpected costs in obtaining or renewing any licenses, dealing with regulator issues or unanticipated hurdles which have to be overcome or expenses which have to be paid, could result in a material adverse effect on the company's business plan and financial results and on your investment.

### *The Company's Consolidated Financial Statements Include a Going Concern Opinion*

The company's consolidated financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 2 to the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern. The company has not generated profits since inception, has sustained net losses of $750,977 and $2,142,836 for the years ended December 31, 2019 and 2018, respectively, and has an accumulated deficit of $9,267,239 as of December 31, 2019. The company lacks liquidity to satisfy obligations as they come due and current liabilities exceed current assets by $1,028,305 as of December 31, 2019. These factors, among others, raise substantial doubt about the company's ability to continue as a going concern.

### *The Company May Undertake Additional Equity or Debt Financing That May Dilute the Shares Being Offered*

The company may undertake further equity or debt financing utilizing other exemptions from the Securities Act of 1933, which may be dilutive to existing shareholders, including investors in the Regulation CF offering, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing shareholders, including you, and also reducing the value of shares subscribed for under the Regulation CF offering.

### *The Company May Not Be Able To Obtain Additional Financing.*

The company may require additional funds to continue and grow its business. We may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of our strategy, which could seriously harm our business, financial condition and results of operations.  If the company needs additional funds, we may seek to obtain them primarily through additional equity or debt financings, including additional Regulation CF and Regulation D offerings.  Those additional financings could result in dilution to the company's current shareholders.  A portion of our notes payable are currently in default and payable upon demand. This default may affect our ability to obtain additional financing.

### *There Is No Assurance the Company Will Be Able To Pay Distributions To Shareholders*

While the company may pay distributions at some point in the future to its shareholders when and if the company is profitable, there can be no assurance that cash flow and profits will allow such distributions to ever be made. To date, the company has not made any distributions to shareholders.

***The Company's Indebtedness Could Adversely Affect Its Business And Limit Its Ability To Plan For Or Respond To Changes In Its Business, And The Company May Be Unable To Generate Sufficient Cash Flow To Satisfy Significant Debt Service Obligations.***

We may incur long-term debt and/or short-term debt in the future, and the future indebtedness could have important consequences, including the following:

· increasing the company's vulnerability to general adverse economic and industry conditions;

· reducing the availability of the company's cash flow for other purposes;

· limiting the company's flexibility in planning for, or reacting to, changes in the company's business and the industry in which it operates, which would place the company at a competitive disadvantage compared to its competitors that may have less debt;

· limiting, by the financial and other restrictive covenants in the company's debt agreements, the company's ability to borrow additional funds; and

· having a material adverse effect on the company's business if it fails to comply with the covenants in its debt agreements, because such failure could result in an event of default that, if not cured or waived, could result in all or a substantial amount of the company's indebtedness becoming immediately due and payable.

The company's ability to repay any future indebtedness will depend on the company's ability to generate cash, whether through cash from operations or cash raised through the issuance of additional equity or debt-based securities. To a certain extent, the company's ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond its control. If the company's business does not generate sufficient cash flow from operations or if future financings are not available to it in amounts sufficient to enable the company to fund its liquidity needs, the company's financial condition and operating results may be adversely affected. If the company cannot meet its scheduled principal and interest payments on any debt obligations in the future, the company may need to refinance all or a portion of its indebtedness on or before maturity, sell assets, delay capital expenditures, cease operations or seek additional equity.

***There is No Market for the Company's Shares of Class C Common Stock***

The company has not registered, is not under any obligation to register, and does not presently intend to register the shares of Class C Common Stock with any regulatory authorities at any time in the future. The shares are illiquid and may not be easily resold or pledged. No market currently exists for the Class C Common Stock, and you should not expect such market will exist at any time in the future. You probably will not be able to liquidate this investment in the event of an emergency or for any other reason. The shares of Class C Common Stock should be considered a long-term investment.

***The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.***

Investors in the Regulation CF offering have agreed to resolve disputes arising under the subscription agreement and not arising under the federal securities laws in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

## SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

**The following table reflects Sagoon's voting securities:** The following table sets forth information regarding beneficial ownership of the company's management, directors, and holders of 10% or more of any class of our voting securities as of December 31, 2019.

| Title of class | Name and address of beneficial owner | Amount and nature of beneficial ownership | Amount and nature of beneficial ownership acquirable | Percent of class | Percent of total voting power |
|---|---|---|---|---|---|
| **Class A Common Stock** | Govinda Giri 1980 Teasel Court Woodbridge, VA 22192 | 2,361,000 Direct Ownership | N/A | 100% | 99.97% |

Class B Common Stock is non-voting; Class C Common Stock has limited voting rights equal to one tenth (1/10) of one vote per share. Govinda Giri is the only officer holding Class A Common Stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of the date of this PPM into Shares are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

## RECENT OFFERINGS OF SECURITIES AND OUTSTANDING DEBT

During the past three years, the company has engaged in the following offerings of securities:

- Commencing on September 1, 2015 and through March 27, 2017, the company sold $296,500 in notes payable, with an interest rate of 8% and payment due on demand, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.

- From August thru October, 2016 the company sold $110,000 in convertible notes to 5 holders. The convertible notes have an interest rate of 15% and maturity dates three years from the date of issuance (dates ranging from August to October 2019). The convertible notes were sold pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.

- In October, 2016, the company sold $300,000 in notes payable, with an interest rate of 12% and maturity date of October 1, 2018, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.

- From August to December, 2016 the company sold $90,000 in notes payable to various shareholders. The notes payable has interest rates ranging from 8%-12% and maturity dates one year from the date of issuance (dates ranging from August to December 2017). The notes payable were sold pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.

- In August 2016, the company sold 8,501 shares of Class C common stock, pursuant to Rule 506(c) of Regulation D. The company used the proceeds from that offering for general operations.

- During September, 2016, the company sold 96,057 shares of Class C common stock, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.

- The company sold a total of $4,587,133 in Class C Common Stock under a Regulation A offering which closed in July 26, 2018.

- The company sold a total of $202,469 in Class C Common Stock under a Regulation CF offering which closed in January 2019.

- On November 28, 2018, the company entered into an investment agreement with HT Singapore. The agreement is valued at up to $5,000,000. As consideration to entering into the investment agreement and related documents Sagoon has provided HT Singapore with a warrant to acquire a certain number of Class C Common Stock of the company. 152,174 shares of Class C Common Stock have been reserved in the event the warrant is exercised

- On April 22, 2019, the company entered into a Loan Agreement with Chetnath Bhandari. The loan is for $25,000. Bhandari has the option to convert his loan into company stock or convertible note at the valuation of a later funding round. The annual interest rate is 8%. The company used the proceeds from that offering for general operations.

- On September 9, 2019, the company entered into a Loan Agreement with Gunaraj Luitel. The loan is for $25,000. Luitel has the option to convert his loan into company stock or convertible note at the valuation of a later funding round. The annual interest rate is 6%. The company used the proceeds from that offering for general operations.

- From May 2019 until December 31, 2019 the company sold 11,524 shares of Class C common stock, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.

- On February 24, 2020 the company commenced a Regulation A offering. As of June 16, 2020, the company sold 4080 shares of Class C common stock, pursuant to Regulation A. The company used the proceeds from that offering for general operations.

## DESCRIPTION OF CAPITAL STOCK

Sagoon sold Class C Common Stock in its Regulation Crowdfunding offerings.

The company has three classes of Common Stock. Class A Common Stock has voting rights equal to one vote per share. Class B Common Stock are non-voting and Class C Common Stock have voting rights equal to one-tenth of a vote per share. Of the 5,000,000 shares of the company's Common Stock, 2,361,000 are classified as Class A, 1,639,000 are classified as Class B and 1,000,000 are classified as Class C.

**Common Stock**

*Dividend Rights*
Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

*Voting Rights*
Each holder of Class A or C Common Stock is entitled to one vote (Class A) or one-tenth of a vote (Class C) for each share on all matters submitted to a vote of the stockholders, including the election of directors.

*Right to Receive Liquidation Distributions*
In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

*Rights and Preferences*
Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

**What it means to be a minority holder**

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the company. As a holder of the common stock, you will grant a proxy to the CEO for your voting rights, therefore you will have no voting rights. You will hold a minority interest in the company and the founders combined with a few other shareholders will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

An investor's stake in a company could be diluted due to the company issuing additional shares (including upon the conversion of convertible securities). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as the Regulation A Offering, an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2017 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2018 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

**Valuation**

The company determined the share price of its Common Stock in its Regulation CF offering based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies.

**Transfer Restrictions – Regulation Crowdfunding**

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes filed as an exhibit with this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Annual Report.*

Sagoon Inc. was formed December 29, 2006, as a Delaware Corporation, for the general purpose of owning and operating the Sagoon website, however, its operation started in January 2015. Sagoon has not generated any revenues.

*Years Ended December 31, 2019 and 2018*

**Results of Operations**

The company has never realized net profits and has been operating at a net loss since inception.

*Revenue*: For the years ended December 31, 2019 and 2018 we generated no revenue. We anticipate that we will eventually generate revenue through advertising and commissions from selling gift cards and coupons.

*Operating Expenses*: Operating expenses for the years ended December 31, 2019 and 2018 were 645,860 and $1,972,973 respectively, a 67% decrease year-over-year. We attribute this decrease primarily to decreased spending on sales and marketing and research and development. Sales and marketing decreased from $686,020 to $102,705. Research and development costs decreased from $753,788 to $194,867, general and administrative expenses decreased from $533,165 to $348,288.

*General and administrative:* General and administrative expenses for the years ended December 31, 2019 and 2018 were $348,288 and $533,165, respectively, a 35% decrease year-over-year. In addition, due to the decrease in available capital, the company decreased non-essential expenditures related to salaries and wages, professional fees, and travel costs. Salaries and wages decreased from $97,904 to $78,113 for the years ended December 31, 2018 and 2019, respectively. Rent decreased from $89,018 to $39,088 for the years ended December 31, 2018 and 2019, respectively.

*Sales and marketing:* Sales and marketing expenses for the years ended December 31, 2019 and 2018 were $102,705 and $686,020, respectively, a 81% decrease year-over-year. The decrease was primarily due to the limited amount of capital in 2019 and therefore contributing to the decrease in sales and marketing expenses.

*Research and development:* Research and development expenses for the years ended December 31, 2019 and 2018 were $194,867 and $753,788, respectively, a 74% decrease year-over-year. The decrease was primarily due to the lack of capital in 2019 contributed to the company's decrease in spending.

*Other Expense:* Other expense for the years ended December 31, 2019 and 2018 was $(87,295) and $(136,877) respectively, a 36% decrease year-over-year. The overall decrease was due to less interest expense due to the repayment of various notes payable and employee layoffs. As of December 31, 2019, the company had 16 full-time and part-time employees representing approximately $56,000 in monthly operating expenses.

*Net Loss*: As a result of the foregoing, net loss for the years ended December 31, 2019 and 2018 was ($733,155) and ($2,109,850), respectively.

**Liquidity and Capital Resources**

We had net cash of $110,493 and at December 31, 2019 and 2018, respectively.

During the years ended December 31, 2019 and 2018, we used cash flows in operations in the amounts of ($640,404) and ($1,934,841) respectively. Cash used in investing activities during the years ended December 31, 2019 and 2018, was $0 and ($10,400), respectively. To date investing activities have been minimal and have consisted with the purchase of property and equipment used in our operations.

Cash provided by financing activities during the years ended December 31, 2019 and 2018 was $538,481 and $1,888,335, respectively. Since inception, the company has been dependent upon the sale of common stock, proceeds from notes payable and short-term advances from related parties. During the year ended December 31, 2019 the company sold 7,609 shares of Class C common stock at a price per share of $23 for gross proceeds of $265,065. The company may continue to pursue additional funding through the sale of its securities utilizing Rule 506(c) of Regulation D in order to meet its liquidity obligations. Such sales may be on similar or different terms than those included in our ongoing Regulation A offering.

Since inception, the company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the company. As of December 31, 2019, and 2018, principal amounts due to the Chief Executive Officer and shareholders under these loans were $256,797 and $269,797. The company's total liabilities at December 31, 2019 were $1,173,798.

**Plan of Operations**

Although the company is not yet generating revenue and is not currently profitable, we believe we have in place a strategy to begin generating revenues and accelerating user acquisition. Our revenue strategy is centered on commissions for sales of gift cards, increased user engagement from the Social Smart Card, and higher value display advertising resulting from that increased user engagement.

Our plan of operations over the next twelve months consists of the following:

PRODUCT DEVELOPMENT AND SUPPORT

- Continue adding features on desktop and mobile apps -iOS and Android platform.

- Launch It's Me - a professional and personal page.

- Continue adding features and retail partners on Social Smart Card - a shopping and gifting card.

PRODUCT INFRASTRUCTURE AND PROPRIETARY TECHNOLOGY

- Develop robust technology infrastructure to support millions of users engaging and communicating through web desktop and iOS and Android apps.

- Develop and integrate big data structure and algorithm to support user data and communication, shopping and gifting and monetization system.

- Develop Artificial Intelligence (Al Technology).

BUSINESS DEVELOPMENT, MARKETING AND OFFICE EXPANSION

- Marketing for user growth to acquire millions of additional users

- Expand the office space in Northern Virginia, U.S.

- Develop partnership with retail vendors and sell channels to implement "Social Smart Card" in India and US.

- Run events for product launch, branding and tradeshow.

We believe that we require approximately $3 million to conduct planned operations for the next 12 months. We believe that the resources we currently have at hand would permit planned operations for four months. We anticipate we may attempt to raise additional capital through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other debt. We cannot assure that we will have sufficient capital to finance our growth and business operations in the future or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

**Trend Information**

Our target market encompasses the world's 1.1 billion social media users in the United States and South Asia. We have a strong media reputation in South Asia. In addition, we have more than 147,000 Facebook followers globally.

The company currently has no sales and limited marketing and/or distribution capabilities. The company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the company has limited capital to devote sales and marketing.

The company's industry is characterized by rapid changes in technology and customer demands. As a result, the company's products may quickly become obsolete and unmarketable. The company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis.

**Update Since the Initial Regulation A Offering**

In July 2017, the company commenced a Regulation A offering. The Regulation A offering consists of Class C Common Stock. The company sold a total of $4,587,133 in Class C Common Stock under the Regulation A offering, which closed in July 26, 2018.

In July 2018, we launched an offering under Regulation CF, which to date has raised gross proceeds of $202,469.

In May 2019, the company commenced a Regulation D offering. The Regulation D offering consists of Class C Common Stock, offered at $23 per share. As of November 26, 2019, the company sold a total of $240,065 in Class C Common Stock under the Regulation D offering.

Since the Regulation A offering, Sagoon has taken numerous steps to further its social media footprint. In January 2018, Sagoon launched Android App and in January 2019, Sagoon launched Sagoon Lite on iOS, Android and web desktop. In October, 2019, Sagoon launched "Social Smart Card. In addition, we continue to develop our platform to support our growing user base.

**Going Concern**

The company's accountants, Artesian CPA, LLC prepared the consolidated financial statements as of December 31, 2019 assuming that the company will continue as a going concern.  The company has not generated profits since inception, has sustained net losses of $745,751 and $2,142,836 for the years ended December 31, 2019 and 2018, respectively, and has an accumulated deficit of $9,262,013 as of December 31, 2019. The company lacks liquidity to satisfy obligations as they come due and current liabilities exceed current assets by $1,063,305 as of December 31, 2019. These factors, among others, raise substantial doubt about the company's ability to continue as a going concern.

**Impact of COVID-19 on Our Operations**

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

As disclosed in our offering circular filed as part of our Form 1-A on February 14, 2020, and supplemented on February 26, 2020, the company is dependent on fundraising activities through Rule 506(c) of Regulation D, and Regulation A to support operations until the company is able to generate revenues through advertising and commissions from the sale of gift cards and coupons. As a result of the economic disruption caused by COVID-19, the company has experienced a decline in investment interest, which may impact the company's ability to continue operations.

Daily operation, product development and product release has slowed greatly due to the stay-at-home orders issued in Virginia and India. The company expects that this may result in delays regarding product development and product release dates.

The company is exploring all available avenues to reduce operating costs other than laying off employees. Areas the company intends to reduce expenses for the foreseeable future include office space leases and marketing

The company has applied for various government-backed loans.  As of June 16, 2020 the company has not received assistance. Depending on the overall length of the disruption, the ultimate financial impact on us cannot be reasonably estimated at this time.

A summary of the impact of COVID-19 on the company's operations for this annual report is below:

- Consolidated Audit
    - The company has not been able to complete its consolidated audit because a stay-at-home order in Virginia and India has prevented personnel from accessing and providing physical documentation to the company's independent auditors to enable them to complete their audit.
- Ongoing Fundraising
    - As disclosed in our offering circular filed as part of our Form 1-A on February 14, 2020, and supplemented on February 26, 2020, the company is dependent on fundraising activities through Rule 506(c) of Regulation D, and Regulation A to support operations until the company is able to generate revenues through advertising and commissions from the sale of gift cards and coupons. As a result of the economic disruption caused by COVID-19, the company has experienced a decline in investment interest, which may impact the company's ability to continue operations.
- Product Release Delay
    - Daily operation, product development and product release has slowed greatly due to the stay-at-home orders issued in Virginia and India. The company expects that this may result in delays regarding product development and product release dates.
- Anticipated Operational Changes
    - The company is exploring all available avenues to reduce operating costs other than laying off employees. Areas the company intends to reduce expenses for the foreseeable future include office space leases and marketing.
- Government Loans
    - The company has applied for various government-backed loans. As of April 21, 2020 the company has not received assistance.

## REGULATORY INFORMATION

### Disqualification
No disqualifying events have been recorded with respect to the company or its officers or directors.

### Regulation A filings
The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

## SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

| | |
|---|---|
| Registrant | *Sagoon Inc.* |
| Date: April 14, 2021 | *By:* ___*/s/ Govinda Giri*___ |
| | Govinda Giri |
| | Chief Executive Officer |

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

| | |
|---|---|
| Date: April 14, 2021 | *By:* ___*/s/ Govinda Giri*___ |
| | Govinda Giri |
| | Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director |